UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 2, 2013

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated May 1, 2013 announcing Turkcell’s filing of a Notice of Dismissal Without Prejudice.

TURKCELL DISMISSES CASE WITHOUT PREJUDICE

Turkcell (NYSE:TKC, ISE:TCELL), the leading communications and technology company in Turkey, today filed a Notice of Dismissal Without Prejudice of its Complaint in the United States against MTN Group Ltd. and its subsidiary MTN International (Mauritius) Ltd. The U.S. District Court for the District of Columbia stayed Turkcell’s case on October 12, 2012 pending the U.S. Supreme Court’s decision in Kiobel v. Royal Dutch Petroleum on the jurisdictional authority.   On April 17, 2013, the U.S. Supreme Court decided the Kiobel matter and applying a “presumption against extraterritoriality.”  In light of the Kiobel ruling, Turkcell has voluntarily dismissed the matter, based only upon jurisdiction, without prejudice to the merits of the case and to re-file the case in another jurisdiction.

BACKGROUND ON THE CASE:
On March 29, 2012, Turkcell announced that the Company had filed a lawsuit against MTN in the United States District Court for the District of Columbia, claiming that it had been left out during Iran’s first private GSM 900/1800 license process due to MTN’s actions and that Turkcell has to be compensated for its damages.

TURKCELL ILETISIM HIZMETLERI A.S.

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

You can now follow the most up-to-date Turkcell developments on twitter by clicking on the link below.

http://twitter.com/TurkcellNews

ABOUT TURKCELL
Turkcell is the leading communications and technology company in Turkey, with 34.9 million subscribers as of March 31, 2013. Turkcell is a leading regional player, with market leadership in five of the nine countries in which it operates with its approximately 69.2 million subscribers as of March 31, 2013. It has become one of the first among the global operators to have implemented HSPA+. It has achieved up to 43.2 Mbps speed using the Dual Carrier technology, and is continuously working to provide the latest technology to its customers, e.g. 84 Mbps in the near future. Turkcell Superonline, a wholly owned subsidiary of Turkcell, is the one and only telecom operator to offer households fiber broadband connection at speeds of up to 1,000 Mbps in Turkey. As of February 28, 2013, Turkcell population coverage is at 99.19% in 2G and 84.26% in 3G.  Turkcell reported a TRY2.7 billion (US$1.5 billion) revenue with total assets of TRY18.9 billion (US$10.4 billion) as of March 31, 2013. It has been listed on the NYSE and the ISE since July 2000, and is the only NYSE-listed company in Turkey. Read more at www.turkcell.com.tr

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: May 2, 2013	By:	/S/Koray Öztürkler
Name: Koray Öztürkler
Title: Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: May 2, 2013	By:	/s/Nihat Narin
Name: Nihat Narin
Title: Investor & Int. Media Relations – Division Head